United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 23, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

On 23 May 2018, Coca-Cola European Partners, plc (“CCEP”) released the following letter as a 6-K regulatory announcement. Terms not defined in the letter have the meaning set forth in the Notice of Annual General Meeting of CCEP dated 11 April 2018.

Coca-Cola European Partners plc (CCEP)
23 May 2018
Dear Shareholder of Coca-Cola European Partners plc:
You should now have received the Notice of Meeting and proxy card for our upcoming Annual General Meeting (AGM) on 31 May 2018. In connection with the 2018 AGM, we are writing to ask for your support by voting in accordance with the recommendations of our Board of Directors on all resolutions.
We have learned that certain proxy advisory services reports contain conflicting advice on Resolution 14 (Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code) and we want to provide additional context regarding this resolution beyond what is described in our Notice of Meeting.
The report issued by Glass, Lewis & Co. (Glass Lewis) recommends a vote for Resolution 14. The report generated by Institutional Shareholder Services (ISS) recommends a vote against Resolution 14. Both Glass Lewis and ISS have recommended voting for Resolutions 16 and 17 (Authorities to purchase own shares).
A share repurchase is unlikely to occur unless BOTH Resolution 14 AND Resolutions 16/17 are approved. Therefore, a vote “AGAINST” Resolution 14 will have the same practical effect as a vote “AGAINST” Resolutions 16 and 17.
Both Glass Lewis and ISS recommend voting for Resolutions 16 and 17.
Furthermore, Glass Lewis recommended voting for Resolution 14, stating:

•	“We believe the terms of this proposal are reasonable.”

•	“We do not believe that this proposal is connected with any sort of takeover attempt by this party, and thus, we do not believe this proposal should warrant shareholder concern at this time.”
On the other hand, ISS recommended against Resolution 14 based on the application of its standard policy. We believe that ISS’s undefined “concerns over creeping control” fail to take into account certain important facts.

As background, Rule 9 of the Takeover Code applies when any entity holds 30% or more of voting rights, and under Rule 37 of the Takeover Code, when a company purchases its own voting shares, any resulting increase in the percentage of shares carrying voting rights in which a person or group of persons acting in concert is interested will be treated as an acquisition for the purpose of Rule 9. CCEP currently has one shareholder, Olive Partners, S.A. (Olive), which owns approximately 34.25% of our outstanding shares.
Given Olive's shareholding of over 30% of CCEP since its formation, any share repurchase could trigger Rule 9 of the Takeover Code. Olive has confirmed that it has no intention of changing its approach with respect to CCEP as a result of any increase in its shareholding due to any repurchase of ordinary shares. Olive remains fully supportive of the Company's management and has itself no intention to seek any change in the composition of the board or to the general nature or any other aspect of the Company's business. Given Olive’s stated position, we believe that any concerns over “creeping control” are therefore unfounded.
As noted above, a share repurchase is unlikely to occur unless BOTH Resolution 14 and Resolutions 16/17 are approved.
As set out in the Notice of Meeting, the CCEP Board and management firmly believe these resolutions are in the best interests of shareholders as they provide the ability to repurchase shares, enabling our Company to continue to deliver long-term shareholder value. Accordingly, the Board and Management of CCEP recommend voting for Resolutions 14, 16 and 17, consistent with the recommendation of Glass Lewis.
We would be glad to discuss the CCEP recommendation in relation to Resolution 14 further with you, should you wish. If you have any questions, or need assistance in submitting your proxy to vote your shares, please contact our proxy solicitor, MacKenzie Partners, Inc., at +1 (800) 322-2885.
Thank you for your support.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: May 23, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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